

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

August 26, 2015

<u>Via Facsimile</u>
Mr. Nicholas Kovacevich
Chief Executive Officer
Kush Bottles, Inc.
1800 Newport Circle
Santa Ana, CA 92705

      **Re:**    **Kush Bottles, Inc.**
              **Registration Statement on Form 10**
              **Filed April 9, 2015**
              **File No. 0-55418**

Dear Mr. Kovacevich:

      We have completed our review of your Form 10 and related filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable rules require.

                    Very truly yours,

                    /s/ Craig E. Slivka, for

                    Pamela A. Long
                    Assistant Director
                    Office of Manufacturing and Construction